Exhibit 99.9

PRESS RELEASE

Sanofi Reaches Patent Settlement on Lantus® SoloSTAR®

Paris, France - September 28, 2015 - Sanofi announced today that it has reached a settlement agreement with Eli Lilly and Company (“Lilly”), which addresses patents on Sanofi’s Lantus® SoloSTAR® (insulin glargine). The agreement resolves a U.S. patent infringement lawsuit regarding Lilly’s pursuit of regulatory approval for a product that would compete with Lantus SoloSTAR.  Sanofi and Lilly agreed to end that lawsuit and to discontinue similar disputes worldwide.

Under the agreement, Lilly will pay royalties to Sanofi in exchange for a license to certain Sanofi patents.  In the U.S., Lilly will not sell its insulin glargine product before December 15, 2016.  The agreement does not include Lantus (vial), Toujeo® or combination products.  The remaining settlement terms are confidential.

Sanofi will continue its commitment to develop and deliver innovations for the more than 387 million people globally living with diabetes.

About Sanofi

Sanofi, an integrated global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and the new Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Mary Kathryn Steel Tel. : 908-989-0726 usmediarelations@sanofi.com	Investor Relations Sébastien Martel Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com